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Pan American Silver Provides Operations Update in Response to COVID-19

Vancouver, B.C. - April 1, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) announced today that Mexico's Ministry of Health has issued an Executive Order for the immediate suspension of non-essential activities until April 30, 2020 in response to the COVID-19 pandemic. Following an initiative of reducing the number of people on site to increase physical distancing, Pan American will now expand this program in order to bring its La Colorada and Dolores operations into compliance with the Executive Order. Pan American has also begun to voluntarily reduce throughput by approximately 10% to 20% at its Timmins operation in Canada in order to further enhance physical distancing throughout the operation, offices and personnel transport systems.

Michael Steinmann, President and Chief Executive Officer of Pan American, said: "We are carefully monitoring new developments regarding the pandemic, implementing the preventative measures recommended by health authorities and adapting our operations to government or company-led directives. The efforts of our employees have been invaluable in helping us manage this very challenging but temporary period, and I am grateful for their dedication."

As previously announced, Pan American has suspended normal operations at its mines in Peru, Argentina and Bolivia in order to comply with mandatory national quarantines. The governments in those countries have declared that the quarantine periods are extended to April 12, 2020 in Peru, April 13, 2020 in Argentina and April 15, 2020 in Bolivia. These quarantine periods may be extended further as the situation in each country develops.

There are currently no confirmed cases of COVID-19 at any of Pan American's operations.

Pan American is continuing to conduct care and maintenance at the suspended operations to sustain strict safety and environmental systems, and to ensure operational readiness when the government restrictions are lifted and Pan American determines that it is safe to resume operations. While Pan American's underground mines affected by the suspensions have ceased to produce metals during this period, limited production continues at the open pit mines from circulation of process solutions on the heap leach pad, which is necessary for care and maintenance of the operation.

Pan American is in a strong financial position to manage the current business environment. Cash and cash equivalents at December 31, 2019 totaled $120.6 million. In addition, Pan American has a credit facility in the amount of $500.0 million that matures on February 1, 2023. At December 31, 2019, $275.0 million was drawn on the credit facility, of which $15.0 million was repaid in early 2020. In order to provide additional flexibility and liquidity, Pan American has deferred certain capital expenditures and exploration spending. As well, Pan American's senior management team has voluntarily agreed to a salary reduction until the situation normalizes, including a 20% reduction for the executive management team.

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As the situation regarding the COVID-19 pandemic is dynamic, Pan American is currently unable to determine the impact on its 2020 operating guidance and will update its guidance for 2020 as soon as it is practical.

Pan American continues to implement and enforce measures to protect the health and safety of its personnel and communities that are consistent with those recommended by the local health authorities and the World Health Organization. For more information, please see panamericansilver.com/covid-19-response.
About Pan American Silver
Pan American Silver is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. Pan American Silver has a 25-year history of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws, and may include future-oriented financial information. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the duration or extent of the suspensions or voluntary reduction of activities at our operations, and the effect that any such reductions or suspensions may have on our operations and our financial and operational results; the ability of Pan American to continue with any operations in Canada, or to successfully maintain our other operations on care and maintenance, or to restart or ramp-up these operations efficiently or economically, or at all; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our credit facility or otherwise, to sustain our business and operations; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business; and whether we will be successful and able to continue with our efforts to protect our personnel, communities and others in respect of our business.

These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated or return to sufficient levels; currency exchange rates remaining as estimated; availability of funds for Pan American's projects and future cash requirements; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely

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manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American may carry on business, including legal restrictions relating to mining, such as those in Chubut, Argentina, and the constitutional court-mandated ILO 169 consultation process in Guatemala; risks relating to expropriation; risk of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in Pan American’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.